SUB-ADVISORY AGREEMENT

between

FIL INVESTMENT ADVISORS (UK) LIMITED

and
FIL INVESTMENT ADVISORS

AGREEMENT made this 1st day of May, 2024, by and between FIL Investment Advisors (UK) Limited, Beech Gate, Millfield Lane, Lower Kingswood, Tadworth, Surrey, KT20 6RP, United Kingdom (hereinafter called the “UK Sub-Advisor”) and FIL Investment Advisors, a Bermuda company with principal offices at Pembroke Hall, 42 Crow Lane, Pembroke HM19, Bermuda (hereinafter called the “Sub-Advisor”).

WHEREAS, Fidelity Diversifying Solutions LLC, a Delaware limited liability company (hereinafter called the “Advisor”), has entered into a Management Contract with Fidelity Greenwood Street Trust, a Delaware statutory trust which may issue one or more series of shares of beneficial interest (hereinafter called the “Trust”), on behalf of Fidelity Equity Market Neutral Fund (hereinafter called the “Fund”), pursuant to which the Advisor is to act as investment advisor to the Fund;

WHEREAS, the Sub-Advisor has entered into a Sub-Advisory Agreement with the Advisor (the “Sub-Advisory Agreement”) pursuant to which the Sub-Advisor, directly or through certain of its subsidiaries or other affiliated persons, shall provide investment advice or investment management and order execution services to the Fund; and

WHEREAS, the UK Sub-Advisor has personnel in Western Europe and has been formed in part for the purpose of researching and compiling information and recommendations with respect to the economies of various countries, and securities of issuers located outside of North America, principally in the UK and Europe.

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the Sub-Advisor and the UK Sub-Advisor agree as follows:

1. Duties: The Sub-Advisor may, in its discretion, appoint the UK Sub-Advisor to perform one or more of the following services with respect to all or a portion of the investments of the Fund, in connection with the Sub-Advisor’s duties under the Sub-Advisory Agreement. The services and the portion of the investments of the Fund advised or managed by the UK Sub-Advisor shall be as agreed upon from time to time by the Sub-Advisor and the UK Sub-Advisor. The UK Sub-Advisor shall pay the salaries and fees of all personnel of the UK Sub-Advisor performing services for the Fund relating to research, statistical and investment activities.

(a) Investment Advice: If and to the extent requested by the Sub-Advisor, the UK Sub-Advisor shall provide investment advice to the Sub-Advisor with respect to all or a portion of the investments of the Fund, and in connection with such advice shall furnish the Sub-Advisor such factual information, research reports and investment recommendations as the Advisor may reasonably require. Such information may include written and oral reports and analyses.

(b) Investment Management: If and to the extent requested by the Sub-Advisor, the UK Sub-Advisor shall manage all or a portion of the investments of the Fund in accordance with the investment objective, policies and limitations provided in the Fund’s Prospectus or other governing instruments, as amended from time to time, the Investment Company Act of 1940 (the “1940 Act”) and rules thereunder, as amended from time to time, and such other limitations as the Trust or the Advisor may impose with respect to the Fund by notice to the UK Sub-Advisor. With respect to the portion of the investments of the Fund under its management, the UK Sub-Advisor is authorized to make investment decisions on behalf of the Fund with regard to any stock, bond, other security or investment instrument, and to place orders for the purchase and sale of such securities through such broker-dealers as the UK Sub-Advisor may select. The UK Sub-Advisor may also be authorized, but only to the extent such duties are delegated in writing by the Sub-Advisor, to provide additional investment management services to the Fund, including but not limited to services such as managing foreign currency investments, purchasing and selling or writing futures and options contracts, borrowing money, or lending securities on behalf of the Fund. All investment management and any other activities of the UK Sub-Advisor shall at all times be subject to the control and direction of the Sub-Advisor, the Advisor and the Trust’s Board of Trustees.

(c) Representations by the UK Sub-Advisor: The UK Sub-Advisor represents and warrants that it is (i) registered with the U.S. Securities and Exchange Commission (“Commission”) as an investment adviser and (ii) properly registered or exempt from registration as a commodity trading advisor with the U.S. Commodity Futures Trading Commission. The UK Sub-Advisor shall immediately notify the Advisor if any of the representations in this is sub-paragraph (c) of paragraph 1 is no longer accurate.

2. Information to be Provided to the Trust and the Advisor: The UK Sub-Advisor shall furnish such reports, evaluations, information or analyses to the Trust, the Advisor and the Sub-Advisor as the Trust’s Board of Trustees, the Advisor or the Sub-Advisor may reasonably request from time to time, or as the UK Sub-Advisor may deem to be desirable.

3. Brokerage: In connection with the services provided under subparagraph (b) of paragraph 1 of this Agreement, the UK Sub-Advisor shall place all orders for the purchase and sale of portfolio securities for the Fund’s account with brokers or dealers selected by the UK Sub-Advisor, which may include brokers or dealers affiliated with the Advisor, Sub-Advisor or UK Sub-Advisor. The UK Sub-Advisor shall use its best efforts to seek to execute portfolio transactions at prices which are advantageous to the Fund and at commission rates which are reasonable in relation to the benefits received. In selecting brokers or dealers qualified to execute a particular transaction, brokers or dealers may be selected who also provide brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) to the Fund and/or to the other accounts over which the UK Sub-Advisor, the Sub-Advisor or Advisor exercise investment discretion. The Trustees of the Trust shall periodically review the commissions paid by the Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the transactions related to the Fund.

4. Compensation: The Sub-Advisor shall compensate the UK Sub-Advisor on the following basis for the services to be furnished hereunder.

(a) Sub-Advisory Fee: For services provided under subparagraph (a) of paragraph 1 of this Agreement, the Sub-Advisor agrees to pay the UK Sub-Advisor a monthly Sub-Advisory fee (the “UK Sub-Advisory Fee”). The UK Sub-Advisory Fee shall be equal to 110% of the UK Sub-Advisor’s costs incurred in connection with rendering the services referred to in subparagraph (a) of paragraph 1 of this Agreement. The UK Sub-Advisory Fee shall not be reduced to reflect expense reimbursements or fee waivers by the Sub-Advisor or Advisor, if any, in effect from time to time.

(b) Investment Management Fee: For services provided under subparagraph (b) of paragraph 1 of this Agreement, the Sub-Advisor agrees to pay the UK Sub-Advisor a monthly investment management fee (the “UK Investment Management Fee”). The UK Investment Management Fee shall be equal to a percentage of the monthly average net assets of the Fund managed by the UK Sub-Advisor pursuant to subparagraph 1(b) of this Agreement, calculated on a cumulative basis based upon a monthly average of the aggregate of all net assets managed by the UK Sub-Advisor on behalf of the Sub-Advisor pursuant to Sub-Advisory arrangements (“Average Group Assets”) in accordance with the following fee schedule:

Annualized Fee Rate
Average Group Assets	(For Each Level)
$0 - $500 million	32%
$500 million - $1 billion	27%
over $1 billion	24%

, provided that in no event shall the UK Investment Management Fee exceed 50% of the Sub-Advisory fees received by the Sub-Advisor in respect of the Fund from the Advisor pursuant to the Sub-Advisory Agreement, and provided further that, for purposes of calculating the fee rates set forth above, any assets managed by the UK Sub-Advisor on behalf of the Sub-Advisor pursuant to a Sub-Advisory arrangement where a fee cap is being applied to reduce the UK Sub-Advisor’s fee to less than the rates set forth above shall be excluded from Average Group Assets.

(c) Provision of Multiple Services: If the UK Sub-Advisor shall have provided both investment advisory services under subparagraph (a) and investment management services under subparagraph (b) of paragraph 1 for the same portion of the investments of the Fund for the same period, the fees paid to the UK Sub-Advisor with respect to such investments shall be calculated exclusively under subparagraph (b) of this paragraph 4.

5. Expenses: It is understood that the Fund will pay all of its expenses other than those expressly stated to be payable by the UK Sub-Advisor hereunder, by the Sub-Advisor under the Sub-Advisory Agreement or by the Advisor under the Management Contract with the Fund.

6. Interested Persons: It is understood that the Trustees, officers, and shareholders of the Trust are or may be or become interested in the Advisor, the Sub-Advisor or the UK Sub-Advisor as directors, officers or otherwise and that directors, officers and stockholders of the Advisor, the Sub-Advisor or the UK Sub-Advisor are or may be or become similarly interested in the Trust, and that the Advisor, the Sub-Advisor or the UK Sub-Advisor may be or become interested in the Trust as a shareholder or otherwise.

7. Services to Other Companies or Accounts: The services of the UK Sub-Advisor to the Sub-Advisor are not to be deemed to be exclusive, the UK Sub-Advisor being free to render services to others and engage in other activities, provided, however, that such other services and activities do not, during the term of this Agreement, interfere, in a material manner, with the UK Sub-Advisor’s ability to meet all of its obligations hereunder. The UK Sub-Advisor shall for all purposes be an independent contractor and not an agent or employee of the Advisor, the Sub-Advisor or the Trust.

Nothing in this Agreement will constitute a partnership between the Advisor, the Sub-Advisor, the UK Sub-Advisor and the Trust. Nothing in this Agreement makes the UK Sub-Advisor an agent of the Advisor, Sub-Advisor or the Trust and the UK Sub-Advisor has no authority whatsoever to exercise discretionary powers over the global portfolios and investment funds, except as provided pursuant to paragraph 1(b) herein, of the Advisor, Sub-Advisor and the Trust, or otherwise to bind the Advisor’s and the Trust’s assets under management.

The UK Sub-Advisor shall furnish services as an independent contractor and not as an employee or agent of either the Advisor, Sub-Advisor or the Trust. The UK Sub-Advisor has no power or authority to act for, represent, or bind the Advisor, Sub-Advisor or the Trust or any company affiliated with either of them.

8. Standard of Care: In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of the UK Sub-Advisor, the UK Sub-Advisor shall not be subject to liability to the Sub-Advisor, the Advisor, the Trust or to any shareholder of the Fund for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

9. Duration and Termination of Agreement; Amendments:

(a)

Subject to prior termination as provided in subparagraph (d) of this paragraph 9, this Agreement shall continue in force until November 30, 2025 and indefinitely thereafter, but only so long as the continuance after such period shall be specifically approved at least annually by vote of the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund.

(b)

This Agreement may be modified by mutual consent of the Advisor, the UK Sub-Advisor, the Sub-Advisor and the Fund subject to the provisions of Section 15 of the 1940 Act, as modified by or interpreted by any applicable order or orders of the Securities and Exchange Commission (the “Commission”) or any rules or regulations adopted by, or interpretative releases or no-action letters of, the Commission or its staff.

(c)

In addition to the requirements of subparagraphs (a) and (b) of this paragraph 9, the terms of any continuance or modification of this Agreement must have been approved by the vote of a majority of those Trustees of the Trust who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval (to the extent required by the 1940 Act).

(d)

Either the Advisor, the Sub-Advisor, the UK Sub-Advisor or the Fund may, at any time on sixty (60) days’ prior written notice to the other parties, terminate this Agreement, without payment of any penalty, by action of its Board of Trustees or Directors, or with respect to the Fund by vote of a majority of its outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment.

10. Limitation of Liability: The UK Sub-Advisor is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust or other organizational document of the Trust and agrees that any obligations of the Trust or the Fund arising in connection with this Agreement shall be limited in all cases to the Fund and its assets, and the UK Sub-Advisor shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Fund. Nor shall the UK Sub-Advisor seek satisfaction of any such obligation from the Trustees or any individual Trustee.

11. Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to the choice of laws provisions thereof.

The terms “registered investment company,” “vote of a majority of the outstanding voting securities,” “assignment,” and “interested persons,” when used herein, shall have the respective meanings specified in the 1940 Act as now in effect or as hereafter amended, and subject to such orders or no-action letters as may be granted by the Commission or its staff.

IN WITNESS WHEREOF the parties hereto have caused this instrument to be signed in their behalf by their respective officers thereunto duly authorized, and their respective seals to be hereunto affixed, all as of the date written above.

FIL INVESTMENT ADVISORS (UK) LIMITED

BY:	/s/ Andrew McCaffery
Andrew McCaffery
Director

FIL INVESTMENT ADVISORS

BY:	/s/ Deborah Speight
Deborah Speight
Director